UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14) (*)

Campbell Soup Company
(Name of Issuer)

Capital Stock, par value $.0375
(Title of class of securities)

134 429 109
(CUSIP number)

George Spera, Esq.
Shearman & Sterling, LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, address and telephone number of person
authorized to receive notices and communications)

March 8, 2016
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8)

CUSIP No. 134 429 109	Schedule 13D	page 2 of 8

__________________

(*)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134 429 109	Schedule 13D	page 3 of 8

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Archbold D. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 916,544
	8	SHARED VOTING POWER 13,367,454
	9	SOLE DISPOSITIVE POWER 981,695
	10	SHARED DISPOSITIVE POWER 4,107,112
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,283,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 309,147,008 shares of the Issuer’s Common Stock outstanding as of March 7, 2016, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2016.

CUSIP No. 134 429 109	Schedule 13D	page 4 of 8

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,139
	8	SHARED VOTING POWER 19,281,287
	9	SOLE DISPOSITIVE POWER 1,438,381
	10	SHARED DISPOSITIVE POWER 13,686,188
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,497,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 309,147,008 shares of the Issuer’s Common Stock outstanding as of March 7, 2016, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2016.

CUSIP No. 134 429 109	Schedule 13D	page 5 of 8

This Amendment No. 14 to Schedule 13D relates to the capital stock, par value $0.0375 per share (the “Shares”) of Campbell Soup Company, a corporation organized under the laws of the State of New Jersey with its principal executive offices located at 1 Campbell Place, Camden, New Jersey 08103-1799 (the “Company”).  This is the fourteenth amendment to the statement on Schedule 13D filed by Archbold D. van Beuren and David C. Patterson. Archbold D. van Beuren and David C. Patterson are sometimes collectively referred to as the “Reporting Persons”.

The Reporting Persons are Trustees (the “Trustees”) of the Major Stockholders’ Voting Trust (the “Voting Trust”) under a Voting Trust Agreement dated as of June 2, 1990 (“Trust Agreement”) which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

This Amendment is filed to update the number of Shares that may be considered to be beneficially owned by the Reporting Persons and related persons since the Amendment No. 13 to this statement on Schedule 13D was filed in February 2011. The Voting Trust now holds a total of 13,367,454 Shares.  See Item 5 below.  This Amendment is also filed to report that John A. van Beuren, who was previously identified as a reporting person hereunder and who served as a trustee of the Voting Trust, passed away on December 23, 2013.  Hope H. van Beuren, who was also previously identified as a reporting person hereunder, currently is the beneficial owner of less than 1% of the outstanding Shares.

Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 5 is amended to read in full as set forth below.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)  The Trustees of the Voting Trust have shared voting power over a total of 13,367,454 Shares held under the Trust Agreement, which represents 4.3% of the outstanding Shares of the Company’s Capital Stock. The Reporting Persons and related persons also have an interest in 11,735,890 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 8.1% of the outstanding shares. For the number of Shares as to which each Reporting Person has sole or shared voting power or sole or shared dispositive power as well as the aggregate amount of Shares beneficially owned by each Reporting Person and the percentage of the outstanding Shares represented by such amount, please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.   Percentages have been calculated based on 309,147,008 Shares outstanding as of March 7, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 10, 2016.  Mr. Patterson’s sole and dispositive powers over the Shares reported on his cover sheet arise from his positions as Chairman of Brandywine Trust Company, a corporate trustee, and President of Abanco Management Corporation.  Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.

CUSIP No. 134 429 109	Schedule 13D	page 6 of 8

The Voting Trust terminates on January 1, 2024 unless it is sooner terminated or extended.

The decision as to the voting of Shares held in the Voting Trust must be approved by at least two Trustees of the Voting Trust.  Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Dorrance H. Hamilton and her descendants (the “Hamilton Group”) and one group for Hope H. van Beuren and her descendants (the “van Beuren Group”).  Each group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee.  Archbold D. van Beuren has been designated as the Family Trustee for the van Beuren Group.  David C. Patterson has been designated as the Non-Family Trustee.  The Hamilton Group has not designated a Family Trustee.  At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn.  The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement. The Trustees do not have power to dispose of shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her.  See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

CUSIP No. 134 429 109	Schedule 13D	page 7 of 8

(c)  The following transactions in shares that may be deemed to be beneficially owned by Reporting Person David Patterson were effected within the sixty days preceding the filing of this Amendment.

Date of Transaction	Transaction	Number of Shares	Price per Share*	Price Range
February 26, 2016	Sell	60,000	$61.8911	$61.85 - $61.98
February 29, 2016	Sell	60,000	$62.1633	$62.00 - $62.48
March 1, 2016	Sell	12,921	$62.0334	$62.00 - $62.09
March 4, 2016	Sell	60,000	$62.016	$62.00 - $62.12
March 7, 2016	Sell	60,000	$62.00	N/A
March 8, 2016	Sell	47,079	$62.0063	$62.00 - $62.115

* With the exception of the information reported for March 7, 2016, the Price Per Share reported above is a weighted average price. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares sold at each separate price within the ranges set forth above

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated April 18, 2016.

CUSIP No. 134 429 109	Schedule 13D	page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2016

ARCHBOLD D. VAN BEUREN

/s/ Archbold D. van Beuren

DAVID C. PATTERSON

/s/ David C. Patterson